Exhibit 10-d-18


PERSONAL AND CONFIDENTIAL

September 2, 1996



Mr. Richard B. Hieber
Vice President -
 Electrical Operations and Engineering
Green Mountain Power Corporation
P.O. Box 850
South Burlington, VT  05402-0850

Dear Rich:

     Green Mountain Power Corporation (the "Company") considers it essential to the best interests of its shareholders to foster the continuous employment of key management personnel. In this connection, the Board of Directors of the Company (the "Board") recognizes that, as is the case with many publicly held corpora-tions, the possibility of a change in control may exist and that such possibility, and the uncertainty and questions which it may raise among management, may result in the distraction or departure of management personnel to the detriment of the Company and its shareholders.

     The Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's management, including yourself, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of the Company, although no such change is known to be contemplated.

     In order to induce you to remain in the employ of the Company and in consideration of your agreement set forth in Subsection 2(ii) hereof, the Company agrees that you shall receive the severance benefits set forth in this letter agreement ("Agreement") in the event your employment with the Company is terminated subsequent to a "change in control of the Company" (as defined in Section 2 hereof) under the circumstances described below.

1. Term of Agreement. This Agreement shall commence on the date hereof and shall continue in effect through December 31, 1996; provided, however, that commencing on January 1, 1997 and each January 1 thereafter, the term of this Agreement shall automatically be extended for one additional year unless, not later than September 30 of the preceding year, the Company shall have given notice that it does not wish to extend this Agreement; provided, further, if a change in control of the Company shall have occurred during the original or extended term of this Agreement, this Agreement shall continue in effect for a period of at least twenty-four
(24) months beyond the month in which such change in control occurred.

2.      Change in Control.

(i) No benefits shall be payable hereunder unless there shall have been a change in control of the Company, as set forth below. For purposes of this Agreement, a "change in control of the Company" shall be deemed to have occurred if
(A) any "person" (as such term is used in sections 13(d) and 14(d) of the Securities
Exchange Act of 1934, as amended (the "Exchange
Act"), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner"
(as defined in Rule 13d-3 under the Exchange
Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities (a "25% Holder"); or (B) during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board of Directors of the Company (the "Board") and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (A) or (C) of this Subsection) whose election by the Board or nomination for election by the Company's share-holders was approved by a vote of at least two-thirds (2/3) of the directors then still in of-fice who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the directors of the Company; or (C) the sharehold-ers of the Company approve a merger or consoli-dation of the Company with any other corpora-tion, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by re-maining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets; provided, however, that a change in control of the Company shall not be deemed to have occurred under clauses (A) or
(C) above if a majority of the Continuing
Directors (as defined below) determine within five business days after the occurrence of any event specified in clauses (A) or (C) above that control of the Company has not in fact changed and it is reasonably expected that such control of the Company in fact will not change.
Notwithstanding that, in the case of clause (A) above, the Board shall have made a determination of the nature described in the preceding sentence, if there shall thereafter occur any material change in facts involving, or relating to, the 25% Holder or to the 25%
Holder's relationship to the Company,
including, without limitation, the acquisition by the 25% Holder of l% or more additional outstanding voting stock of the Company, the occurrence of such material change in facts shall result in a new "change in control of the Company" for the purpose of this Agreement. In such event, the second immediately preceding sentence hereof shall be effective. As used herein, the term "Continuing Director" shall mean any member of the Board on the date of this Agreement and any successor of a Continuing Director who is recommended to succeed the Continuing Director by a majority of Continuing Directors. If, following a change in control of the Company (as defined in this Agreement), you are the beneficial owner of two percent or more of the then-outstanding equity securities of the Company, or its successor in interest, a majority of the Continuing Directors may elect, within five business days after such change in control of the Company, to terminate any benefits payable to you under this Agreement after the date of such an election by the Continuing Directors.

(ii) For purposes of this Agreement, a "potential change in control of the Company" shall be deemed to have occurred if (A) the Company en-ters into an agreement, the consummation of which would result in the occurrence of a change in control of the Company, (B) any person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a change in control of the Company;
(C) any person, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportion as their ownership of stock of the Company, becomes the beneficial owner, directly or indirectly, of securities of the Company representing 5% or more of the combined voting power of the Company's then outstanding securities; or (D) the Board adopts a resolution to the effect that, for purposes of this Agreement, a potential change in control of the Company has occurred. You agree that, subject to the terms and conditions of this Agreement, in the event of a potential change in control of the Company, you will remain in the employ of the Company until the earliest of
(i) a date which is six (6) months from the occurrence of such potential change in control of the Company, (ii) the termination by you of your employment by reason of Disability or Retirement (at your normal retirement age), as defined in Subsection 3(i), or (iii) the occur-rence of a change in control of the Company.

3. Termination Following Change in Control. If any of the events described in Subsection 2(i) hereof constituting a change in control of the Company shall have occurred, you shall be entitled to the benefits provided in Subsection 4(iii) hereof upon the subsequent termination of your employment during the term of this Agreement unless such termination is (A) because of your death, Disability or Retirement, (B) by the Company for Cause, or (C) by you other than for Good Reason.

(i) Disability; Retirement. If, as a result of your incapacity due to physical or mental illness, you shall have been absent from the full-time performance of your duties with the Company for six (6) consecutive months, and within thirty (30) days after written notice of termination is given you shall not have returned to the full-time performance of your duties, your employment may be terminated for "Disability". Termination by the Company or you of your employment based on "Retirement" shall mean termination in accordance with the Company's retirement policy, including early retirement, generally applicable to its salaried employees or in accordance with any retirement arrangement established with your consent with respect to you.

(ii) Cause. Termination by the Company of your em-ployment for "Cause" shall mean termination upon (A) the willful and continued failure by you to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination, by you for Good Reason as defined in Subsections 3(iv) and 3(iii), respectively) after a written demand for substantial performance is delivered to you by the Board, which demand specifically identifies the manner in which the Board believes that you have not substantially performed your duties, or (B) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or other-wise. For purposes of this Subsection, no act, or failure to act, on your part shall be deemed
"willful" unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board called and held for such purpose
(after reasonable notice to you and an opportu-nity for you, together with your counsel, to be heard before the Board), finding that in the good faith opinion of the Board you were guilty of conduct set forth above in clauses (A) or
(B) of the first sentence of this Subsection and specifying the particulars thereof in detail.

(iii)   Good Reason.  You shall be entitled to
terminate your employment for Good Reason. For purposes of this Agreement, "Good Reason" shall mean, without your express written consent, the occurrence after a change in control of the Company of any of the following circumstances unless, in the case of paragraphs (A), (E),
(F), (G), or (H), such circumstances are fully corrected prior to the Date of Termination specified in the Notice of Termination, as defined in Subsections 3(v) and 3(iv), respectively, given in respect thereof:

(A)    the assignment to you of any duties
inconsistent with your status as Vice
President, Electrical Operations and
Engineering of Green Mountain Power
Corporation or a substantial adverse
alteration in the nature or status of
your responsibilities from those in
effect immediately prior to the change in control of the Company;

(B) a reduction by the Company in your annual base salary as in effect on the date hereof or as the same may be increased from time-to-time except for across-the-board salary reductions similarly affect-ing all executives of the Company and all executives of any person in control of the Company;

(C) the relocation of the Company's principal executive offices (presently located at
Green Mountain Drive, South Burlington,
Vermont) to a location more than fifty
miles distant from the present location
prior to the change in control of the
Company, or the closing thereof, or the
Company's requiring you to be based any-where other than within fifty miles of the present location, except for required travel on the Company's business to an extent substantially consistent with your present business travel obligations;

(D) the failure by the Company, without your consent, to pay to you any portion of your current compensation except pursuant to an across-the-board compensation deferral similarly affecting all executives of the Company and all executives of any person in control of the Company;

(E)    the failure by the Company to offer you
any compensation plan introduced to other executives of similar responsibility or any substitute plans adopted prior to the change in control, unless an equitable arrangement (embodied in an ongoing sub-stitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue your participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed at the time of the change in control;

(F) the failure by the Company to continue to provide you with benefits substantially similar to those enjoyed by you under any of the Company's pension, savings and thrift, group life insurance, medical, dental or disability plans in which you were participating at the time of the change in control of the Company, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive you of any material fringe benefit enjoyed by you at the time of the change in control of the Company, or the failure by the Company to provide you with the number of paid vacation days to which you are entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect at the time of the change in control of the Company;

(G)    the failure of the Company to obtain a
satisfactory agreement from any successor company to assume and agree to perform this Agreement, as contemplated in
Section 5 hereof; or

(H) any purported termination of your employ-ment which is not effected pursuant to a Notice of Termination satisfying the re-quirements of Subsection (iv) below (and if applicable, the requirements of
Subsection (ii) above); for purposes of
this Agreement, no such purported
termination shall be effective.

      Your right to terminate your employment
pursuant to this Subsection shall not be affected by your incapacity due to physical or mental illness. Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

(iv) Notice of Termination. Any purported termina-tion of your employment by the Company or by you shall be communicated by written Notice of Termination to the other party hereto in accor-dance with Section 6 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated.

(v) Date of Termination, etc. "Date of Termination" shall mean (A) if your employment is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that you shall not have returned to the full-time performance of your duties during such thirty
(30) day period), and (B) if your employment is terminated pursuant to Subsection (ii) or (iii) above or for any other reason (other than Disability), the date specified in the Notice of Termination (which, in the case of a termination pursuant to Subsection (ii) above shall not be less than thirty (30) days, and in the case of a termination pursuant to Subsection (iii) above shall not be less than fifteen (15) nor more than sixty (60) days, respectively, from the date such Notice of Termination is given); provided that if within fifteen (15) days after any Notice of Termination (as determined without regard to this provision), the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the ter-mination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided further that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Company will continue to pay you your full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, base salary) and continue you as a participant in all compensation, benefit and insurance plans in which you were participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with this Subsection. Amounts paid under this Subsection are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement except to the extent otherwise provided in paragraph (E) of Subsection 4(iii).

4.    Compensation Upon Termination or During Disability.
Following a change in control of the Company, as defined by Subsection 2(i), upon termination of your employment or during a period of disability you shall be entitled to the following benefits:

(i) During any period that you fail to perform your full-time duties with the Company as a result of incapacity due to physical or mental illness, you shall continue to receive your base salary at the rate in effect at the commencement of any such period, together with all compensation payable to you under any other plan in effect during such period, until this Agreement is terminated pursuant to Section
3(i) hereof. Thereafter, or in the event your employment shall be terminated by the Company or by you for Retirement, or by reason of your death, your benefits shall be determined under the Company's retirement, insurance and other compensation programs then in effect in accordance with the terms of such programs, or under any other agreements between you and the Company providing for the payment of similar benefits.

(ii) If your employment shall be terminated by the Company for Cause or by you other than for Good
Reason, Disability, death or Retirement, the Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation or benefit plan of the Company, or under any other agreements between you and the Company providing for the payment of similar benefits at the time such payments are due, and the Company shall have no further obligations to you under this Agreement.

(iii) If your employment by the Company shall be ter-minated (a) by the Company other than for Cause, Retirement or Disability or (b) by you for Good Reason, then you shall be entitled to the benefits provided below:

(A) The Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation or benefit plan of the Company, or under any other agreements between you and the Company providing for the payment of similar benefits at the time such payments are due, except as otherwise provided below.

(B) In lieu of any further salary payments to you for periods subsequent to the Date of Termination, the Company shall pay as severance pay to you a lump sum severance payment (the "Severance Payment") equal to 2.99 times your "base amount," as defined in section 280G of the Internal
Revenue Code of 1986, as amended (the
"Code").  Such base amount shall be
determined in accordance with temporary
or final regulations, if any,
promulgated under section 280G of the
Code and based upon the advice of the tax counsel referred to in paragraph (C), below.

(C) The Severance Payment shall be reduced by the amount of any other payment or the value of any benefit received or to be received by you in connection with a change in control of the Company or your termination of employment (whether pursuant to the terms of this Agreement or any other plan, agreement or arrangement with the Company, any person whose actions result in a change of control, or any person affiliated with the Company or such person) unless (i) you shall have effectively waived your receipt or enjoyment of such payment or benefit prior to the date of payment of the Severance Payment, (ii) in the opinion of tax counsel selected by the Company's independent auditors and acceptable to you, and who may rely, without independent examination, upon the report of an independent consultant
(Compensation Consultant) engaged in the practice of preparing compensation studies and rendering advice concerning compensation issues, such other payment or benefit does not constitute a "parachute payment" within the meaning of section 280G(b)(2) of the Code, or (iii) in the opinion of such tax counsel who may rely upon any Compensation
Consultant's report, the Severance
Payment (in its full amount or as
partially reduced under this paragraph
(C), as the case may be) plus all other
payments or benefits which constitute
"parachute payments" within the meaning
of section 280G(b)(2) of the Code are
reasonable compensation for services
actually rendered, within the meaning of
section 280G(b)(4) of the Code or are
otherwise not subject to disallowance as a deduction by reason of section 280G of the Code. The value of any non-cash benefit or any deferred payment or benefit shall be determined by the Company's independent auditors in accor-dance with the principles of sections
280G(d)(3) and (4) of the Code.

(D)    The Company shall pay to you all legal
fees and expenses incurred by you as a
result of such termination (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Agreement or in connection with any tax audit or proceeding to the extent at-tributable to the application of section
4999 of the Code to any payment or
benefit provided hereunder), such payment to be made at the later of the times provided in paragraph (E) below, or within five (5) days after your request for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require.

(E)    The payments provided for in paragraphs
(B) and (D), above, shall (except as
otherwise provided therein) be made not
later than the fifth day following the
Date of Termination, provided, however,
that if the amounts of such payments, and the limitation on such payments set forth in paragraph (C) above, cannot be finally determined on or before such day, the Company shall pay to you on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in section
1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to you, payable on the fifth day after demand by the Company (together with interest at the rate provided in section
1274(b)(2)(B) of the Code).

(F) In the event that any payment or benefit received or to be received by you in con-nection with a change in control of the Company or the termination of your employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the
Company, any person whose actions result in a change in control or any person affiliated with the Company or such person) (collectively with the Severance
Payments, "Total Payments") would not be deductible (in whole or part) as a result of section 280G of the Code by the Company, an affiliate or other person making such payment or providing such benefit, the Severance Payments shall be reduced until no portion of the Total
Payments is not deductible, or the
Severance Payments are reduced to zero.
For purposes of this limitation (i) no
portion of the Total Payments the receipt or enjoyment of which you shall have ef-fectively waived in writing prior to the date of payment of the Severance Payments shall be taken into account, (ii) no por-tion of the Total Payments shall be taken into account which in the opinion of tax counsel selected by the Company's independent auditors and acceptable to you does not constitute a "parachute payment" within the meaning of section
280G(b)(2) of the Code, (iii) the
Severance Payments shall be reduced only to the extent necessary so that the Total
Payments (other than those referred to in clauses (i) or (ii)) in their entirety constitute reasonable compensation for services actually rendered within the meaning of section 280G(b)(4) of the Code or are otherwise not subject to disallowance as deductions, in the opinion of the tax counsel referred to in clause (ii); and (iv) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Company's independent auditors in accordance with the principles of sections 280G(d)(3) and
(4) of the Code.

(G) If it is established pursuant to a final determination of a court or an Internal
Revenue Service proceeding that, notwith-standing the good faith of you and the Company in applying the terms of this Subsection 4(iii), the aggregate
"parachute payments" paid to or for your benefit are in an amount that would result in any portion of such "parachute payments" not being deductible by reason of section 280G of the Code, then you shall have an obligation to pay the Company upon demand an amount equal to the sum of (1) the excess of the aggregate "parachute payments" paid to or for your benefit over the aggregate
"parachute payments" that could have been paid to or for your benefit without any portion of such "parachute payments" not being deductible by reason of section
280G of the Code; and (2) interest on the amount set forth in clause (1) of this sentence at the rate provided in section
1274(b)(2)(B) of the Code from the date
of your receipt of such excess until the date of such payment.

(iv) If your employment shall be terminated (A) by the Company other than for Cause, Retirement or Disability or (B) by you for Good Reason, then for a twenty-four (24) month period after such termination, the Company shall arrange to pro-vide you with group life, disability, medical and dental insurance benefits substantially similar to those which you are receiving immediately prior to the Notice of Termination.
Benefits otherwise receivable by you pursuant to this Subsection 4(iv) shall be reduced to the extent comparable benefits are actually received by you during the twenty-four (24) month period following your termination, and any such benefits actually received by you shall be reported to the Company. If the benefits provided to you under this Subsection shall result in a decrease, pursuant to paragraph (E) of Subsection 4(iii), in the Severance Payments and such benefits are thereafter reduced pursuant to the immediately preceding sentence, the Company shall, at the time of such reduction, pay to you the lesser of (a) the amount of such decrease in the Severance Payments or (b) the maximum amount which can be paid to you without being, or causing any other payment to be, nondeductible by reason of section 280G of the Code.

(v) If your employment shall be terminated (A) by the Company other than for Cause, Retirement or Disability or (B) by you for Good Reason, then in addition to the retirement benefits to which you are entitled under the Company's Retirement
Plan and Supplemental Retirement Plan or any successor plans thereto, or any other agreements between you and the Company providing for payment of such benefits or similar benefits, the Company shall pay you in cash at the time and in the manner provided in paragraphs (E), (F) and (G) of Subsection
4(iii), a lump sum equal to the actuarial equivalent of the excess of (x) the retirement pension (determined as a straight life annuity commencing at age sixty-five) which you would have accrued under the terms of the Company's
Retirement Plan and Supplemental Retirement
Plan or any successor plans thereto, or any other agreements between you and the Company providing for the payment of similar benefits without regard to any amendment to the Company's Retirement Plan and Supplemental
Retirement Plan or any successor plans thereto, or any other agreements between you and the Company providing for the payment of similar benefits made subsequent to a change in control of the Company and on or prior to the Date of Termination, which amendment adversely affects in any manner the computation of retirement benefits thereunder, determined as if you were fully vested thereunder and had accumulated
(after the Date of Termination) twenty-four
(24) additional months of service credit thereunder at your highest annual rate of compensation during the twelve (12) months immediately preceding the Date of Termination over (y) the retirement pension (determined as a straight life annuity commencing at age sixty-five) which you had then accrued pursuant to the provisions of the Company's Retirement
Plan and Supplemental Retirement Plan or any successor plans thereto, or any other agreements between you and the Company providing for the payment of similar benefits.
For the purposes of this Subsection, "actuarial equivalent" shall be determined using the same methods and assumptions utilized under the Company's Retirement Plan and Supplemental
Retirement Plan immediately prior to the change in control of the Company.

(vi) You shall not be required to mitigate the amount of any payment provided for in this
Section 4 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 4 be reduced by any compensation earned by you as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by you to the Company, or otherwise.

(vii) In addition to all other amounts payable to you under this Section 4, you shall be entitled to receive all benefits payable to you under the Company's Retirement Plan, Savings and Thrift
Plan, Supplemental Retirement Plan and any other plan or agreement relating to retirement benefits.

     5.   Successors; Binding Agreement.

(i) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substan-tially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled to hereunder if you terminate your employment for Good Reason following a change in control of the Company, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as herein before defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(ii) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in ac-cordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

6. Subsidiary Corporations. Upon approval of the Board of Directors of the appropriate wholly-owned subsidiary, this Agreement shall apply to an executive of any wholly-owned subsidiary of the Company with the same force and effect as if said executive were employed directly by the Company. Upon approval by said subsidiary's Board of Directors, the executive of the wholly-owned subsidiary shall be entitled to the same benefits from the Company as those granted to executives of the Company. For purposes of this Agreement the transfer of an employee from the Company to any wholly-owned subsidiary of the Company, or from any wholly-owned subsidiary to the Company, or from one wholly-owned subsidiary to another shall not constitute a termination of such employee's employment. As applied to an executive of a wholly-owned subsidiary, the duties and obligations of the Company shall, wherever appropriate, refer to the duties and obligations of the Company's wholly-owned subsidiary which employs the executive; provided, however, that the Company rather than the wholly-owned subsidiary shall remain liable to the executive for payment of benefits due hereunder.

7. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United
States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notice to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

8. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provi-sion of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement supersedes any previous agreements between the Company and you on the matters herein addressed. No agreements or repre-sentations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Vermont. All reference to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law. The obligations of the Company under Section 4 shall survive the expiration of the term of this Agreement.

9. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the valid-ity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

10. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

11. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Burlington, Vermont in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that you shall be entitled to seek specific performance of your right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.


ACKNOWLEDGMENT OF ARBITRATION

     The parties hereto understand that this Agreement contains an agreement to arbitrate. After signing this document, the parties understand that they will not be able to bring a lawsuit concerning any dispute that may arise which is covered by the arbitration agreement, unless it involves a question of constitutional or civil rights. Instead the parties agree to submit any such dispute to an impartial arbitrator.

     This letter is submitted in duplicate. If it sets forth our agreement on the subject matter hereof, kindly sign both copies and return one copy to me within thirty (30) days (after which this offer of severance benefits will lapse). These letters will then constitute our agreement on this subject.



                              By: _________/s/__________________
                                   Thomas P. Salmon, Chairman
                                   Board of Directors
                                   Green Mountain Power Corporation




Agreed to as this 2nd day of September, 1996.


________/s/__________________
Richard B. Hieber
Mr. Richard Hieber		September 2, 1996